UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EP Energy Corporation
(Name of Issuer)

Class A common stock, par value $0.01
(Title of Class of Securities)

268785102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268785102	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Korea National Oil Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,276,726 shares of Class A common stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 31,276,726 shares of Class A common stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,276,726 shares of Class A common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 268785102	SCHEDULE 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer
EP Energy Corporation

	(b)	Address of Issuer’s Principal Executive Offices
1001 Louisiana Street
Houston, Texas 77002

Item 2.	(a)	Name of Person Filing
This statement is filed by Korea National Oil Corporation (“KNOC”).

	(b)	Address of Principal Business Office or, if none, Residence
The principal office of KNOC is 305, JONGGA-RO, JUNG-GU, ULSAN, KOREA 44538.

	(c)	Citizenship
KNOC is established under the KNOC Act of the Republic of Korea.

	(d)	Title of Class of Securities
Class A common stock, par value $0.01

	(e)	CUSIP Number
268785102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:
31,276,726 shares of Class A common stock.

	(b)	Percent of class:
12.2%

The percentage of Class A common stock beneficially owned by KNOC is based on 256,672,389 shares of Class A common stock outstanding as of October 31, 2018 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 8, 2018.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
31,276,726 shares of Class A common stock.

(ii) Shared power to vote or to direct the vote:
0 shares of Class A common stock.

CUSIP No. 268785102	SCHEDULE 13G	Page 4 of 5

(iii)	Sole power to dispose or to direct the disposition of:
31,276,726 shares of Class A common stock.

(iv) Shared power to dispose or to direct the disposition of:
0 shares of Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. 268785102	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2019

KOREA NATIONAL OIL CORPORATION

By:	/s/ Byungjin Kim
	Name:	Byungjin Kim
	Title:	Vice President of America and Europe Business Unit